Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 24, 2026)	Registration No. 333-295140

This prospectus supplement updates, amends and supplements the prospectus dated April 24, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-295140). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including and supplements and amendments thereto, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is traded on the New York Stock Exchange under the symbol “EVMN.” On November 4, 2026, the last reported sale price of our common stock was $6.04 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2026

Evommune, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-42938	85-0742575
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1891 Page Mill Road Palo Alto, CA		94304
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (925) 247-4481

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	EVMN	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Hinova Pharmaceuticals Inc. License Transaction

License Agreement

On November 4, 2026, Evommune, Inc. (the “Company”) entered into an Exclusive License Agreement (the “License Agreement”) with Hinova Pharmaceuticals Inc., a company incorporated in the People’s Republic of China (“Hinova”). Pursuant to the License Agreement and subject to certain rights retained by Hinova, Hinova granted the Company the exclusive and sublicensable rights to develop, manufacture, commercialize and otherwise exploit Hinova’s Vav Guanine Nucleotide Exchange Factor 1 (“VAV1”) degraders, including the molecular glue degrader EVO570 (formerly HC118 and known as HB570 in Greater China) (collectively, the “Compound”), for all human and animal indications throughout the world, excluding mainland China, Hong Kong, Macau and Taiwan (“Greater China”). Hinova retained all rights to the Compound in Greater China.

As consideration for the rights granted to the Company by Hinova, the Company agreed to make a one-time, non-refundable upfront cash payment to Hinova of $20.0 million and to issue to a wholly owned subsidiary of Hinova pre-funded warrants (the “Warrants”) to purchase up to 1,262,413 shares of the Company’s common stock, representing $10.0 million of common stock based on the average closing price of the Company’s common stock for the 45 consecutive trading days immediately preceding the date of the License Agreement, at an exercise price of $0.001 per share. Hinova is also eligible to receive up to $150.0 million contingent upon the achievement of specified development and regulatory milestone events, and up to $920.0 million contingent upon the achievement of specified commercial milestone events, as well as tiered royalty payments (at percentages ranging from the mid single-digits to the low double-digits, subject to customary reductions) on future net sales of products containing the Compound.

Under the License Agreement, royalty payments will be payable on a product-by-product and country-by-country basis during the period commencing on the first commercial sale and continuing until the latest of: (a) the expiration of the last valid claim of the licensed patents covering such product in such country; (b) the expiration of regulatory exclusivity for such product in such country; and (c) the 10-year anniversary of the first commercial sale of such product in such country (the “Royalty Term”).

The foregoing description of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the License Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2026.

Warrants to Hinova

Pursuant to the terms of the License Agreement, the Company issued to Hinova pre-funded warrants to purchase up to 1,262,413 shares of the Company’s common stock, $0.0001 par value per share (the “Warrant Shares” and together with the Warrants, the “Licensing Securities”).

The Warrants have an initial exercise price per share of $0.001, subject to certain adjustments. The Warrants are exercisable immediately and may be exercised at any time until the earlier of: (a) 5:00 p.m. Pacific time, on November 4, 2036; or (b) upon the consummation of (i) the voluntary liquidation, dissolution, or winding up of the Company or (ii) a Change of Control (as defined in the Warrants), as applicable. Under the terms of the Warrants, the number of Warrant Shares exercisable are subject to a beneficial ownership limitation of 4.99% of the number of shares of the Company’s common stock outstanding immediately after giving effect to the issuance of the Warrant Shares, with the Company having ability to, in its sole discretion, (i) settle any amounts greater than this beneficial ownership limitation in cash as additional payment under the Licensing Agreement or (2) waive such beneficial ownership limitation. In addition, the holder of the Warrants may at any time request the Company to make a cash payment to Hinova in lieu of issuing all or any portion of the Warrant Shares as an additional monetary payment under the License Agreement, in an amount equal to the number of Warrant Shares settled multiplied by 90% of the average closing price of the Company’s common stock for the 45 consecutive trading days immediately preceding the date of such notice.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrants, which is filed as Exhibit 4.1 to this Current Report on Form 8-K and incorporated herein by reference.

Private Placement

On November 4, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”) pursuant to which the Company, in a private placement (the “Private Placement”), agreed to issue and sell to the Investors an aggregate of 4,966,889 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Each Share was offered and sold at a purchase price of $6.04 before deducting placement agent fees and commissions.

The Private Placement is expected to close on or about November 6, 2026, subject to the satisfaction of customary closing conditions. The Company estimates that the gross proceeds to the Company from the Private Placement will be approximately $30.0 million, before deducting any transaction-related expenses. The Company intends to use the net proceeds from the Private Placement to advance its clinical development programs and for general corporate purposes.

Morgan Stanley & Co. LLC and Leerink Partners LLC acted as placement agents for the Private Placement. Oppenheimer & Co. Inc. acted as capital markets advisor for the private placement. The Company has agreed to pay the placement agents customary placement fees in their capacity as placement agents for the sale of the Shares to the Investors.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated November 4, 2026 (the “Registration Rights Agreement”), with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 (the “Registration Statement”) to register for resale of the Shares within 60 days of the closing date of the Private Placement and to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible, but no later than 90 days after the initial filing date of the Registration Statement, subject to extension under the terms of the Registration Rights Agreement. The Company also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement and the form of Registration Rights Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and the Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 above regarding the Private Placement and the Warrants are incorporated into this Item 3.02.

Based in part upon the representations of Hinova in the Licensing Agreement and the Warrants, the offering and sale of the Licensing Securities will be exempt from registration under Rule 903 of Regulation S promulgated under the Securities Act. The Licensing Securities have not been registered under the Securities Act or any state securities laws, and the Licensing Securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the Licensing Securities did not involve a public offering and was made without general solicitation. The Licensor represented that it is a “non-U.S. person” as defined under Regulation S, that it is not acquiring the Licensing Securities for the account or benefit of a “U.S. person” and that it is acquiring the Licensing Securities for investment purposes only and not with a view to any resale, distribution or other disposition of the Licensing Securities in violation of the United States federal securities laws.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. Each of the Investors has provided representations appropriate for a private placement of securities. The sale of the Shares did not involve a public offering and was made without general solicitation or general advertising.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 7.01 Regulation FD Disclosure.

On November 4, 2026, the Company issued a press release announcing the License Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On November 4, 2026, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On November 4, 2026, the Company made available a presentation to be used in meetings with investors on the Company’s website. A copy of the presentation is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information furnished under this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act. The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed incorporated by reference into any other filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01 Other Events.

Based upon preliminary estimates and information available to the Company, it estimates that the gross proceeds from the Private Placement before deducting placement agent fees and commissions, together with its cash, cash equivalents, and investments as of September 30, 2026, will be approximately $292.3 million following the closing of the Private Placement, and will be sufficient to fund the Company’s operating expenses and capital expenditure requirements into the second half of 2029. This amount has not been audited, reviewed, or compiled by the Company’s independent registered public accounting firm. The Company’s actual cash, cash equivalents and investments as of September 30, 2026 may differ from this amount after it completes its comprehensive accounting procedures for the quarter ended September 30, 2026, and any such differences may be material.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts, reflect management's expectations as of the date hereof, and involve certain risks and uncertainties. Forward-looking statements include, but are not limited to, statements herein with respect to potential milestone payments by the Company as well as royalty payments on net sales; implied or express statements regarding the aggregate amount of proceeds to be received from the Private Placement, the closing of the Private Placement and the anticipated use of proceeds from the Private Placement, and the Company’s cash, cash equivalents, and investments as of September 30, 2026. These forward-looking statements are based on our current expectations and may differ materially from actual results due to a variety of factors including, without limitation, the factors that are described under the caption “Risk Factors” in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 5, 2026, as supplemented by the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 6, 2026, and its subsequent filings with the SEC. The forward-looking statements herein are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward looking statements, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement.
10.2	Form of Registration Rights Agreement.
99.1	Press Release, dated November 4, 2026.
99.2	Press Release, dated November 4, 2026.
99.3	Presentation, dated November 4, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evommune, Inc.

Date: November 4, 2026	By:	/s/ Luis Peña
Luis Peña
President and Chief Executive Officer